[IMPERIAL CAPITAL BANCORP, INC. LETTERHEAD]

August 16, 2007

VIA EDGAR

Amit Pande
Assistant Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ITLA Capital Corporation Form 10-K for the fiscal year ended December 31, 2006 Filed March 16, 2007 File No. 1-33199

Dear Mr. Pande:

This letter responds to the comments raised in your letter dated July 30, 2007 regarding the Annual Report on Form 10-K of ITLA Capital Corporation ("we" or the "Company") for the fiscal year ended December 31, 2006 filed on March 16, 2007. Your comments are detailed below in bold and are immediately followed by our response to each respective inquiry.

  Credit Risk Elements (Allowance for Loan Losses and Nonperforming Assets)

  How the growth in your loan portfolio resulted in a decrease in your allowance for loan losses considering that most of the loan growth continues to be in income producing property loans and construction loans?

During the year ended December 31, 2006, our allowance for loan losses (ALL) increased by $2.2 million to $46.0 million, as compared to $43.8 million at December 31, 2005, however, as indicated in your letter, despite the general growth in our loan portfolio, the ratio of the ALL to total loans decreased from 1.71% to 1.53%, primarily for the following reasons:

During 2006, the outstanding balance of our loan portfolio increased by $452.1 million, or 17.6%. The majority of the growth in our loan portfolio, $357.7 million or 79.1%, was centered in our multi-family loan portfolio. Based on our loan loss experience, multi-family loans have historically resulted in a lower loss rate as compared to other income producing property loans. Accordingly, we generally provide a lower reserve percentage for these loans than for other categories of loans in the portfolio, thus requiring a smaller contribution to the ALL than if our growth consisted of higher risk loans.

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Ms. Amit Pande
Securities and Exchange Commission
August 16, 2007

Please note further that classified and criticized franchise and entertainment finance loans declined by $4.4 million and $3.4 million, respectively. Because these loan categories have higher historical loss rates and factors, this change resulted in a decrease in the amount of allowance allocated to these loan categories by $2.2 million.

  How the broader geographic diversification also resulted in the continuing decline in your overall risk profile?

Our increased geographic diversification reduces and, in our experience, mitigates risks associated with real estate and other economic downturns or events that are isolated in a specific region. In addition, based on economic data that we utilize during our review and evaluation of the national real estate markets, California multifamily real estate lending has typically represented a higher level of risk than other regional markets that we're currently operating in. Beginning in 2003 the percentage of our loan portfolio secured by collateral located outside the state of California has steadily increased as we have expanded our operations outside of the State. As of December 31, 2006, 45.6% of our real estate portfolio consisted of loans secured by properties outside of California, as compared to 40.8% at December 31, 2005. Loans secured by properties outside of California increased by $318.6 million during the year ended December 31, 2006, of which $275.7 million or 86.5% consisted of multi-family loans.

  We further note your disclosure on page 5 that "a significant portion of our loans are made to lower credit grade borrowers or where the property securing the loans has other factors, such as debt-to-income ratios or property location, that prevent the borrower from obtaining a prime interest rate." Tell us how you considered the risk profile of your borrowers in determining your overall risk profile and correspondingly your allowance for loan losses. In this regard we note that the amount of your real estate non-accrual loans more than doubled from December 31, 2005 to December 31, 2006?

With regard to your inquiries about our consideration of borrower risk profile, please note that we evaluate the risk profile of all of our borrowers upon origination and at regular intervals throughout the loan's life. While our typical borrower would not qualify for a prime rate from larger institutions, they would not traditionally be considered a subprime or an Alt-A borrower. At origination, we obtain information about the borrower and the real estate collateral, such as personal financial statements, FICO scores, property rent rolls, property operating statements, appraisals, market assessments, etc. Throughout the loan life, we obtain updated information such as rent rolls, property cash flow statements, personal financial statements, and for certain loans, updated property inspection reports. This information, at the individual borrower and loan level, provides input into our risk profile of our borrowers, and serves as the basis for each loan's risk grade.

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Ms. Amit Pande
Securities and Exchange Commission
August 16, 2007

We then calculate our historical loss experience, by property type and by risk grade. The historical loss rates serve as an initial basis for determining the amount of allowance for loan losses that is required for each pool of loans, by property type and by risk grade. We then adjust the historical loss rates for known risk factors specifically related to each property type and risk grade to arrive at a loss rate that we apply to the current portfolio to calculate the ALL assessment.

While real estate non-accrual loans increased during 2006, the total ratio of nonaccrual loans to total loans was not unusual based on our historical experience, as depicted within our 10-K discussion regarding "Allowance for Loan Losses and Nonperforming Assets". Nonaccrual loans are considered impaired and are evaluated for loss individually in accordance with SFAS 114. Generally, updated property appraisals are obtained when loans become impaired and serve as the basis for our estimate of the loan's carrying amount, with any shortfall of the appraised value less selling costs from the loan's carrying amount being immediately charged off to the allowance when known. Thus, even though non-accrual loan levels may be indicative of broader trends within our loan portfolio, they do not correlate directly to the ratio of the ALL to total loans. This lack of correlation was highlighted within our 10-K discussion regarding "Allowance for Loan Losses and Nonperforming Assets", where we disclosed in response to a prior SEC comment that "the calculation of the adequacy of the allowance for loan losses is not based solely on the level of nonperforming assets".

While we believe that the key factors impacting the allowance are discussed within the Form 10-K, we concur that providing a more robust discussion within our MD&A regarding the factors impacting our ALL would be helpful for the readers of our Form 10-K. On a prospective basis, we will expand our MD&A to discuss such matters.

  Controls and Procedures.

Please be advised that we have amended our disclosure in Item 4. Controls and Procedures in the Form 10-Q for the Quarterly Period Ended June 30, 2007 filed on August 9, 2007 in response to this comment.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) no assertion may be made to the SEC's staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response letter, please do not hesitate to call me at (858) 551-0511.

Sincerely, /s/ Timothy Doyle Timothy Doyle Executive Managing Director and Chief Financial Officer

cc:	Babette Cooper, Division of Corporation Finance Keith Lupton, Ernst & Young, LLP Dave M. Muchnikoff, P.C., Silver, Freedman & Taff, L.L.P.